IRL Social Skills

Profit and Loss

January - June 2024

	TOTAL
Income	
Consulting Income	4,452.00
Sales	
Cognitive Skills Training	1,500.00
Course	4,637.63
Masterclasses	195,261.67
Total Sales	**201,399.30**
Sales Customer Refunds/Discounts	-475.00
Customer Discounts	-19,006.31
Customer Refunds	-2,248.66
Customer Scholarships	-1,000.00
Total Sales Customer Refunds/Discounts	**-22,729.97**
Unapplied Cash Payment Income	0.00
Total Income	**$183,121.33**
Cost of Goods Sold	
Contractors	92,484.04
Total Cost of Goods Sold	**$92,484.04**
GROSS PROFIT	**$90,637.29**
Expenses	
Advertising & Marketing	9,765.25
Client Events	19.98
Marketing	121.36
Social Media	6,637.31
Website	344.00
Total Advertising & Marketing	**16,887.90**
Building & Property Rent	9,909.48
Contributions to Charities	25.00
Insurance	
Business Insurance	1,081.76
Liability Insurance	262.50
Total Insurance	**1,344.26**
Interest paid	28.33
Business Loan Interest	1,326.75
Credit Card Interest	363.56
Total Interest paid	**1,718.64**
Learning System Contractor	0.00
Learning Systems Consultant	0.00

IRL Social Skills

Profit and Loss
January - December 2024

	TOTAL
Legal & Professional Services	482.48
Accounting Fees	3,829.43
Business Coach	253.93
Professional Services	1,597.61
Total Legal & Professional Services	**6,163.45**
Meals	143.77
Meals - Pantry	1,115.78
Meals - Restaurants	716.44
Total Meals	**1,975.99**
Office Expenses	
Office Supplies	218.60
Printing, Photocopying, Faxing	26.28
Shipping & Postage	20.49
Total Office Expenses	**265.37**
Other Business Expenses	
Bank Fees & Service Charges	725.84
Business Licenses	1,105.00
Contractor Gifts	233.92
Education/Training	1,204.85
Memberships & Subscriptions	603.00
Merchant Account Fees	3,107.07
Parking & Tolls	28.65
Software & Apps	10,608.51
Total Other Business Expenses	**17,616.84**
Payroll	
Employer Payroll Taxes	1,011.49
Officer Wages	12,916.64
Payroll Processing Fees	436.00
Total Payroll	**14,364.13**
Supplies	90.00
Travel	156.87
Travel Expenses	1,191.41
Total Travel	**1,348.28**
Utilities	
Electric/Gas	931.84
Phone Service & Internet	750.87
Total Utilities	**1,682.71**
Total Expenses	**$73,392.05**
NET OPERATING INCOME	**$17,245.24**

IRL Social Skills

Profit and Loss
January - December 2024

	TOTAL
Other Income	
Cash Back Rewards	674.21
Donation	-25.00
Other Income	25.00
Total Other Income	**$674.21**
Other Expenses	
Ask My Client - Expenses	921.67
Total Other Expenses	**$921.67**
NET OTHER INCOME	**$ -247.46**
NET INCOME	**$16,997.78**

IRL Social Skills

Balance Sheet

As of June 30, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Beneficial State (335)	16,027.17
Beneficial State Bank (deleted)	-5,665.16
OnPoint Business Checking (7511)	-2,039.15
OnPoint Business Savings	5.00
Personal Cards	43.03
Total Bank Accounts	**$8,370.89**
Accounts Receivable	
Accounts Receivable (A/R)	28,022.00
Total Accounts Receivable	**$28,022.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$36,392.89**
Fixed Assets	
Learning System	85,764.08
Total Fixed Assets	**$85,764.08**
TOTAL ASSETS	**$122,156.97**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AmEx 01001	0.00
Capital One - 0991	5,370.98
Capital One - 2549	474.97
Capital One - 8819	802.65
Chase 1951	6,632.49
Citi - 6462	-2,497.19
Upgrade - 8591	0.00
Total Credit Cards	**$10,783.90**
Other Current Liabilities	
Employee Payroll Tax Liability	-404.32
Forward Finance A/R Loan	0.00
MESO Loan	2,812.40
Micro Enterprise Loan	0.00
Stripe Loan	927.23
WebBank Loans	0.00
Total Other Current Liabilities	**$3,335.31**
Total Current Liabilities	**$14,119.21**

IRL Social Skills

Balance Sheet

As of June 30, 2024

	TOTAL
Long-Term Liabilities	
BSB Line of Credit (905)	17,646.70
Intuit Note Payable	9,833.51
Owner Loan	25,000.00
ReadyCap NP	49,191.78
SBA/EIDL Loan	20,500.00
Total Long-Term Liabilities	**$122,171.99**
Total Liabilities	**$136,291.20**
Equity	
Opening balance equity	0.00
Owner's Equity	
Estimated Taxes Paid	-8,553.00
Mara - Owner Draws	-52,464.41
Mara - Owner Investments	47,674.07
Mara - Personal Expenses	-17,225.16
Personal Expense	-697.95
Total Mara - Personal Expenses	**-17,923.11**
Total Owner's Equity	**-31,266.45**
Retained Earnings	-8,948.78
Net Income	26,081.00
Total Equity	**$ -14,134.23**
TOTAL LIABILITIES AND EQUITY	**$122,156.97**

IRL Social Skills

Statement of Cash Flows
January - June, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	23,209.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-25,150.50
AmEx 01001	0.00
Capital One - 0991	5,370.98
Capital One - 2549	474.97
Capital One - 8819	-7,888.25
Chase 1951	6,632.49
Citi - 6462	-2,497.19
Upgrade - 8591	0.00
Employee Payroll Tax Liability	-404.32
Forward Finance A/R Loan	-12,602.50
MESO Loan	-1,662.36
Stripe Loan	853.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-36,872.78**
Net cash provided by operating activities	**$ -13,663.28**
INVESTING ACTIVITIES	
Learning System	-40,264.08
Net cash provided by investing activities	**$ -40,264.08**
FINANCING ACTIVITIES	
BSB Line of Credit (905)	-603.30
Intuit Note Payable	9,833.51
ReadyCap NP	49,191.78
Opening balance equity	0.00
Owner's Equity:Mara - Owner Draws	-2,619.15
Owner's Equity:Mara - Owner Investments	325.51
Owner's Equity:Mara - Personal Expenses	-7,459.61
Owner's Equity:Mara - Personal Expenses:Personal Expense	-697.95
Net cash provided by financing activities	**$47,970.79**
NET CASH INCREASE FOR PERIOD	**$ -5,956.57**
Cash at beginning of period	14,327.46
CASH AT END OF PERIOD	**$8,370.89**